January 11, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 7010

1 Station Place, N.E.

Washington, D.C. 20549

Re:	JohnsonDiversey, Inc. File No. 333-97427

JohnsonDiversey Holdings, Inc. File No. 333-108853

Form 10-K for the Fiscal Year Ended 12/30/05

Form 10-Q for the Period Ended 9/29/06

Dear Mr. Hartz:

Reference is made to your letter dated December 29, 2006 regarding comments by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filings of JohnsonDiversey, Inc. (the “Company”) and JohnsonDiversey Holdings, Inc. (“JohnsonDiversey Holdings”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold and italics and the responses of the Company and JohnsonDiversey Holdings follow.

1.	Reference is made to the subsidiary guarantor financial data footnote in the form 10-Q. Please tell us whether each of the subsidiary guarantors is 100% owned by the parent company. Please also clarify this disclosure in future filings. Article 3-10 of Regulation S-X distinguishes between 100% owned and wholly-owned subsidiaries.

The Company reviewed its schedule of subsidiary guarantors for consistency with the definitions provided in Article 3-10, Paragraph (h) of Regulation S-X, noting that all are 100% owned by the Parent.

The Company will modify future disclosures to refer to guarantor subsidiaries as 100% owned, rather than wholly-owned.

For the benefit of clarity, please find a summary of the guarantors represented in the disclosures presented in the Form 10-Q for the quarter ended September 29, 2006.

Mr. John Hartz

Securities and Exchange Commission

January 11, 2007

Guarantor Subsidiaries	Parent Ownership %	Comment
Auto-C, LLC	100%
Chemical Methods Associates, Inc.	100%	Divested, October 2006
Chemical Methods Leasco, Inc.	100%	Divested, October 2006
DuBois International, Inc.	100%
Johnson Diversey Cayman, Inc.	100%
Johnson Diversey Puerto Rico, Inc.	100%
Johnson Diversey Shareholdings, Inc.	100%
Johnson Diversey Subsidiary #1 LLC	100%
Johnson Polymer, Inc.	100%	Divested, June 2006
Johnson Wax Diversey Shareholdings, Inc.	100%
JWP Investments, Inc.	100%
Integrated Sanitation Management, Inc.	100%
Prism Sanitation Management, LLC	100%
Professional Shareholdings, Inc.	100%
The Butcher Company	100%
U S Chemical Corporation	100%

2.	The 9/29/06 condensed consolidating balance sheet reflects material intercompany receivable and payable accounts. Please tell us how these transactions are classified in the condensed consolidating statements of cash flows. It appears that these transactions should be classified as financing activities given the guidance in paragraphs 18 and 136 of SFAS 95.

The Company reviewed its classification of intercompany receivable and payable activity in its condensed consolidating statements of cash flow for the quarter ended September 29, 2006, noting the following:

Classified as cash flows from operating activities

Intercompany Accounts Payable

Intercompany Accounts Receivable

Intercompany Notes Receivable - Current

Intercompany Notes Receivable - Non-current

Classified as cash flows from financing activities-

proceeds from (repayments of) short-term borrowings

Intercompany Notes Payable - Current

Classified as cash flows from financing activities-

proceeds from (repayments of) long-term borrowings

Intercompany Notes Payable - Non-current

Mr. John Hartz

Securities and Exchange Commission

January 11, 2007

The Company reviewed SFAS 95, paragraphs 18 and 136, and considered such guidance in the context of the Company’s underlying intercompany activities. Noting, in particular, the presentation of intercompany activities in paragraph 136, the Company agrees with the Staff’s inference that the intercompany note transactions should be classified as financing activities.

Consistent with this understanding, the Company will classify all intercompany note activity as cash flows from financing activities, beginning with its Form 10-K for the fiscal year ended December 29, 2006. The Company will supplement its footnote disclosure with an explanation of the change.

3.	In future filings, please expand MD&A to provide an informative disclosure about the liquidity impact of divested and discontinued business activities. For example, we note disclosures in the form 10-Q about the impact of the Polymer business on historical sales and income. However it is not clear whether management expects that the sale of the polymer business will cause the Registrant’s liquidity and operating cash flows to increase or decrease in a material way. If the polymer business historically generated significant positive cash flows, then one could reasonably expect that there will be an adverse impact on the Registrant’s future operating cash flows. A substantive disclosure about this issue is necessary given the Registrant’s material debt service obligations and the frequency and magnitude of recent divestitures and discontinuances. Similarly, the expected liquidity impact of any material restructuring activities should also be disclosed in MD&A. See Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

The Company and JohnsonDiversey Holdings understand and concur with the Staff’s request and will expand their disclosures of divested and discontinued operations, effective with their respective Form 10-K filings for the fiscal year ended December 29, 2006.

********

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hartz

Securities and Exchange Commission

January 11, 2007

We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or John T. Perugini at Jones Day (312-269-4121) regarding any questions, comments or requests for additional information you might have.

Very truly yours,

JOHNSONDIVERSEY, INC.
JOHNSONDIVERSEY HOLDINGS, INC.

/s/ Joseph F. Smorada
Executive Vice President and Chief Financial Officer

cc:	Tracey McKoy

Al Pavot

Clive Newman

Scott Russell

Christopher Slusar

John T. Perugini